UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

David Gallo
Valinor Management L.P.
405 Lexington Avenue, 34th Floor
New York, New York 10174
(212) 918-5230

with copies to

Kaitlin Descovich
Weil, Gotshal & Manges LLP
2001 M Street NW
Washington, DC 20036
(202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

July 12, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Valinor Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
4,616,596* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
4,616,596* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,616,596* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.92% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Assumes the occurrence of the Mandatory Conversion and TTE Tranche 2 Issuance, as defined herein, on July 26, 2023, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Valinor Capital Partners Offshore Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
13,142,013* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
13,142,013* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,142,013* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.47%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*Assumes the occurrence of the Mandatory Conversion and TTE Tranche 2 Issuance, as defined herein, on July 26, 2023, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Valinor Associates, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
17,758,609* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
17,758,609* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,758,609* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.39%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*Assumes the occurrence of the Mandatory Conversion and TTE Tranche 2 Issuance, as defined herein, on July 26, 2023, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
Valinor Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
17,758,609* (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
17,758,609* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,758,609* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.39%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

*Assumes the occurrence of the Mandatory Conversion and TTE Tranche 2 Issuance, as defined herein, on July 26, 2023, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
David Gallo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
307,403 (see Item 5)

	8	SHARED VOTING POWER
17,758,609* (see Item 5)

	9	SOLE DISPOSITIVE POWER
307,403 (see Item 5)

	10	SHARED DISPOSITIVE POWER
17,758,609* (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,066,012* (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.52%* (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*Includes Shares directly owned by Valinor Capital Partners, L.P. and Valinor Capital Partners Offshore Master Fund, L.P. Assumes the occurrence of the Mandatory Conversion and TTE Tranche 2 Issuance, as defined herein, on July 26, 2023, as reported by the Issuer in its Form 8-K filed on July 12, 2023. See Item 5.

This Amendment No. 10 (“Amendment No. 10”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017 (as amended, the “Statement”), and is filed by the Reporting Persons with respect to the common stock, $0.0001 par value per share (“Shares”), of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is amended and supplemented as follows:

As previously disclosed by the Issuer, on July 12, 2023, a FID Event occurred (as defined in the Issuer’s Series A Certificate of Designations and Series B Certificate of Designations). Consequently, the Issuer will convert all of the Issuer’s outstanding shares of Series A Preferred Stock and Series B Preferred Stock into Shares on July 26, 2023 (the “Mandatory Conversion”). The per share conversion price is $5.0021 for the Series A Preferred Stock and $5.0494 for the Series B Preferred Stock. Accordingly, on July 26, 2023, the 1,615 shares of Series A Preferred Shares and 2,161 shares of Series B Preferred Shares held directly by Valinor Capital Partners, L.P., a Delaware limited partnership (“Capital Partners”) will convert into 323,138 Shares and 427,983 Shares, respectively, and 4,614 shares of Series A Preferred Shares and 6,175 shares of Series B Preferred Shares held directly by Valinor Capital Offshore Master Fund, L.P., a Cayman Islands exempted limited partnership (“Valinor Capital Offshore”) will convert into 922,821 Shares and 1,222,839 Shares, respectively.

The Reporting Persons may dispose of some or all of their Shares in one or more transactions, which could include open market sales, block trades, underwritten sales, distributions in kind or other transactions depending on market conditions including the price of Shares, and on such other factors considered relevant to the Reporting Persons. Notwithstanding the foregoing, the Reporting Persons reserve the right to acquire, dispose or otherwise transact in Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 10, which reflect the Mandatory Conversion and the closing of the sale of 22,072,103 Shares to the TTE Member as disclosed by the Issuer in Item 8.01 of Form 8-K filed on July 12, 2023 (the “TTE Tranche 2 Issuance”), are incorporated by reference in this Item 5.  The beneficial ownership information that follows is as of July 12, 2023.

(a) and (b)

Assuming the occurrence of the Mandatory Conversion and the TTE Tranche 2 Issuance on July 26, 2023:

(A) Capital Partners directly holds 4,616,596 Shares, which represents approximately 1.92% of the Issuer’s outstanding Shares (based on 240,206,850 Shares outstanding assuming the Mandatory Conversion and TTE Tranche 2 Issuance have occurred, as provided by the Issuer); and

(B) Capital Partners Offshore Master directly holds 13,142,013 Shares, which represents approximately 5.47% of the Issuer’s outstanding Shares (based on 240,206,850 Shares outstanding assuming the Mandatory Conversion and TTE Tranche 2 Issuance have occurred, as provided by the Issuer).

David Gallo may be deemed to beneficially own 18,066,012 Shares, representing 7.52% of the Issuer’s outstanding Shares (based on 240,206,850 Shares outstanding assuming the Mandatory Conversion and TTE Tranche 2 Issuance have occurred, as provided by the Issuer). Mr. Gallo is the Founder, Managing Partner and Portfolio Manager at Valinor Management, an investment management firm that serves as the investment manager to a number of private investment vehicles including Capital Partners Offshore Master and Capital Partners, and is the managing member of Associates, which in turn is the general partner of Capital Partners Offshore Master and Capital Partners.  Valinor Management Associates, LLC is the general partner of Valinor Management. Without assuming the occurrence of the TTE Tranche 2 Issuance, Mr. Gallo would be deemed to own 8.28% of the Shares outstanding.

The aggregate number and percentage of the Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

(c) Except as reported in Item 4 of this Amendment No. 10, none of the Reporting Persons has effected any transaction in the Shares within the last 60 days.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported on this Amendment No. 10.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2023	Valinor Management, L.P.

	By:	/s/ David Gallo
Name:	David Gallo
Title:	Managing Partner

Date: July 14, 2023	David Gallo
/s/ David Gallo

Date: July 14, 2023	Valinor Associates, LLC

	By:	/s/ David Gallo
Name:	David Gallo
Title:	Managing Partner

Date: July 14, 2023	Valinor Capital Partners Offshore Master Fund, L.P.

	By:	/s/ David Gallo
Name:	David Gallo
Title:	Managing Partner

Date: July 14, 2023	Valinor Capital Partners, L.P.

	By:	/s/ David Gallo
Name:	David Gallo
Title:	Managing Partner